September 20, 2010

Ms Susan Block, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC  20549

Re:       The McClatchy Company
Form 10-K filed March 3, 2010
Definitive Proxy Statement on Schedule 14A filed April 1, 2010
File No. 333-46501

Dear Ms Block:

In response to your letter dated September 8, 2010, we have reviewed the staff’s comments and questions related to The McClatchy Company’s Annual Report on Form 10-K for the year ended December 27, 2009 filed on March 3, 2010 and Definitive Proxy Statement on Schedule 14A dated April 1, 2010, and are happy to provide the additional information below:

Form 10-K
Controls and Procedures, page 71
Changes in internal control over financial reporting, page 71

1.
We note that on page 71 you disclose changes to your internal control over financial reporting that occurred during the fourth quarter of fiscal year 2008, which appears to be a typographical error. Please confirm that in future annual reports you will disclose the changes to your internal control over financial reporting that occur during the fourth quarter of the fiscal period covered by the report.

We reported that there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter of 2008 in error. We herein confirm that there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter of 2009. In future annual reports we will disclose the changes to our internal control over financial reporting that occur during the fourth quarter of the fiscal period covered by the report.

Definitive Proxy statement on Schedule 14A
Board of directors Role in risk oversight, page 14

2.
We note that you have not included disclosure in response to item 402(s) of regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company believes that its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company and, therefore, consistent with the Commission’s guidance, the Company did not add a statement asserting the negative.  See Final Rule, Proxy Disclosure Enhancements (33-9089; 34-61175).

In evaluating whether the Company’s compensation policies and practices for employees generally are reasonably likely to have a material adverse effect on the Company, the Company considered all of the components of our compensation program.

With respect to executives, as described in the Compensation Discussion and Analysis section beginning on page 22 of our Proxy Statement, certain objectives serve as the foundation of our compensation program, including (i) basing compensation on the performance of the executives in managing our Company; (ii) avoiding compensation based on short-term performance of our stock, whether favorable or unfavorable; (iii) focusing our senior management on long-term operating performance of the Company by awarding stock and other long-term incentive awards; and (iv) while focusing on the long-term success of the Company, recognizing that annual business and individual performance goals are essential components within our executive compensation program.  The Company compensates its executives through a mix of annual base salary, annual cash incentives based on performance objectives of an individual and unit and/or Company-wide basis; long-term cash and equity incentives; retirement benefits and health and welfare benefits.  We believe these components have been structured so that inappropriate risk-taking is not encouraged or incentivized, and that the overall design of our compensation program aligns the interests of the Company’s employees with those of our stockholders.  As outlined in the Compensation Discussion and Analysis section, the Company utilizes clear performance metrics for our executive compensation programs, which we believe are consistent with industry practice and designed to be simple, understandable and transparent to all.

For our non-management employees generally, annual base salary, retirement benefits and health and welfare benefits constitute the primary sources of compensation, except that our advertising sales people receive commission compensation based predominately on advertising revenue.  Management employees may additionally be eligible for annual cash incentives based on performance objectives of the individual and unit and Company financial goals. As is the case with our executive incentive compensation programs, the Company has in place internal controls to ensure that management cash incentives are paid based on actual business results.  As a result, the Company believes that for employees at large, our compensation program has not been structured to encourage or incentivize inappropriate risk-taking.

Executive Compensation, page 21
Summary Compensation table, page 33

3.
With respect to the stock and option awards reported in columns (e) and (f) of your summary compensation table on page 33, in future filings please clarify in the footnotes the assumptions made in the valuation by reference to a discussion of the assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis section. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

The stock options were valued at fair value using the assumptions included in footnote 11 to the Company’s audited financial statements contained in its Form 10-K for the year ended December 27, 2009 and the stock awards were valued at the fair market value of $3.42 at the date of grant (also included in footnote 11 to the Company’s audited financial statements contained in its Form 10-K for the year ended December 27, 2009). In future filings we will clarify in the footnotes the assumptions made in the valuation by reference to a discussion of the assumptions in the Company’s financial statements or footnotes to the financial statements.

We acknowledge that:

·	We are responsible for the adequacy and accuracy of the disclosure in The McClatchy Company (the Company) filings,
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
·	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by file-stamping the additional copy of the first page of this letter with the date of receipt and returning it to the undersigned in the envelope provided for your convenience.

       Please call the undersigned at (916) 321-1834 if you should have any further comments or questions concerning this matter.

/s/Patrick J. Talamantes
Patrick J. Talamantes
Vice President, Finance
Chief Financial Officer